                                                                    Exhibit 99.3
                                                                       EXHIBIT E

REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Iroquois Gas Transmission System, L.P.:

We have audited the accompanying consolidated balance sheets of Iroquois Gas Transmission System, L.P. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iroquois Gas Transmission System, L.P. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 11, 1998

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                          CONSOLIDATED BALANCE SHEETS


ASSETS (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------
AT DECEMBER 31                                             1997          1996
--------------------------------------------------------------------------------
CURRENT ASSETS:

       Cash and temporary cash investments             $  26,352      $  38,661
       Accounts receivable--trade                          8,905          9,350
       Accounts receivable--affiliates                     5,397          5,796
       Other current assets                                2,167          2,512
                                                       ---------      ---------
                TOTAL CURRENT ASSETS                      42,821         56,319
                                                       ---------      ---------

NATURAL GAS TRANSMISSION PLANT:

       Natural gas plant in service                      745,529        741,011
       Construction work in progress                      14,450          4,438
                                                       ---------      ---------
                                                         759,979        745,449
       Accumulated depreciation and amortization        (196,213)      (164,857)
                                                       ---------      ---------

                NET NATURAL GAS TRANSMISSION PLANT       563,766        580,592
                                                       ---------      ---------




DEFERRED CHARGES:

       Regulatory assets--income tax related              14,386         15,050
       Regulatory assets--other                            2,602          2,790
       Other deferred charges                                930            848
                                                       ---------      ---------

                TOTAL DEFERRED CHARGES                    17,918         18,688
                                                       ---------      ---------

                TOTAL ASSETS                           $ 624,505      $ 655,599
                                                       =========      =========



The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                          CONSOLIDATED BALANCE SHEETS


LIABILITIES AND PARTNERS' EQUITY (THOUSANDS OF DOLLARS)
---------------------------------------------------------------------------------------------
AT DECEMBER 31                                                   1997                 1996
---------------------------------------------------------------------------------------------
CURRENT LIABILITIES:

         Accounts payable                                        4,907              $  4,202
         Accrued interest                                        5,613                 6,423
         Current portion of long-term debt                      28,724                29,705
         Other current liabilities                               5,533                 7,464
                                                             ---------              --------
                  TOTAL CURRENT LIABILITIES                     44,777                47,794
                                                             ---------              --------


LONG-TERM DEBT                                                 365,387               394,112
OTHER NON-CURRENT LIABILITIES                                       90                   272
                                                             ---------              --------
                                                               365,477               394,384
                                                             ---------              --------

AMOUNTS EQUIVALENT TO DEFERRED INCOME TAXES:

         Generated by Partnership                               53,959                45,196
         Payable by Partners                                   (39,573)              (30,146)
                                                             ---------              --------

                  TOTAL AMOUNTS EQUIVALENT TO
                      DEFERRED INCOME TAXES                     14,386                15,050
                                                             ---------              --------

COMMITMENTS AND CONTINGENCIES (NOTE 6)                              --                    --

                  TOTAL LIABILITIES                            424,640               457,228
                                                             ---------              --------


PARTNERS' EQUITY                                               199,865               198,371
                                                             ---------              --------

                  TOTAL LIABILITIES AND PARTNERS' EQUITY     $ 624,505              $655,599
                                                             =========              ========


The accompanying notes are an integral part of these financial statements.

               IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                 CONSOLIDATED STATEMENTS OF INCOME


(THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31                                      1997           1996
-------------------------------------------------------------------------------------------
NET OPERATING REVENUES                                             $153,652      $154,379


OPERATING EXPENSES:
         Operations                                                  23,988        22,538
         Depreciation and amortization                               32,094        31,243
         Taxes other than income taxes                               10,266         9,607
                                                                   --------      --------
                  TOTAL OPERATING EXPENSES                           66,348        63,388
                                                                   --------      --------

OPERATING INCOME                                                     87,304        90,991
                                                                   --------      --------


OTHER INCOME & (EXPENSES):
         Interest income                                              2,105         2,194
         Allowance for equity funds used during construction            245            35
         Other, net                                                   1,830        (1,098)
                                                                   --------      --------
                                                                      4,180         1,131
                                                                   --------      --------


INCOME BEFORE INTEREST CHARGES AND TAXES                             91,484        92,122

INTEREST EXPENSE:
         Interest expense                                            35,409        37,922
         Allowance for borrowed funds used during construction         (419)          (67)
                                                                   --------      --------
                  NET INTEREST EXPENSE                               34,990        37,855
                                                                   --------      --------


INCOME BEFORE TAXES                                                  56,494        54,267

PROVISION FOR TAXES                                                  22,408        22,163
                                                                   --------      --------

NET INCOME                                                         $ 34,086      $ 32,104
                                                                   ========      ========


The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


(THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31                                                  1997          1996
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net Income                                                            $ 34,086      $ 32,104
         Adjustments to reconcile net income to net cash provided by
             (used in) operating activities:
           Depreciation and amortization                                         32,094        31,243
           Allowance for equity funds used during construction                     (245)          (35)
           Decrease in deferred regulatory asset-income tax related                 664           751
           Decrease in amounts equivalent to deferred income taxes                 (664)         (751)
           Income and other taxes payable by Partners                            22,408        22,163
           Decrease (increase) in other deferred charges                           (197)         (351)
             Changes in working capital:
                           Decrease (increase) in accounts receivable               844          (484)
                           Decrease (increase) in other assets                      345          (231)
                           Increase (decrease) in accounts payable                  705          (272)
                           Decrease in accrued interest                            (810)         (441)
                           Decrease in other liabilities                         (2,114)      (23,107)
                                                                               --------      --------
                                 NET CASH PROVIDED BY OPERATING ACTIVITIES       87,116        60,589
                                                                               --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Capital expenditures                                                   (14,719)       (4,358)
                                                                               --------      --------
                                 NET CASH USED FOR INVESTING ACTIVITIES         (14,719)       (4,358)
                                                                               --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Partner contributions                                                       --         4,616
         Partner distributions                                                  (55,000)      (40,000)
         Repayments of long-term debt                                           (29,706)      (30,669)
                                                                               --------      --------
                                 NET CASH USED FOR FINANCING ACTIVITIES         (84,706)      (66,053)
                                                                               --------      --------

NET DECREASE IN CASH AND TEMPORARY CASH INVESTMENTS                             (12,309)       (9,822)

CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR                         38,661        48,483
                                                                               --------      --------

CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR                             $ 26,352      $ 38,661
                                                                               ========      ========

Supplemental disclosure of cash flow information:
         Cash paid for interest                                                $ 35,898      $ 38,364
                                                                               ========      ========

The accompanying notes are an integral part of these financial statements.

             IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
     CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' EQUITY

(THOUSANDS OF DOLLARS)
----------------------------------------------------------------
PARTNERS' EQUITY,
         BALANCE AT DECEMBER 31, 1995                  $ 179,488

                  Net Income 1996                         32,104
                  Contributions by Partners                4,616

                  Taxes payable by Partners:
                           Federal income taxes           18,598
                           State income taxes              2,259
                           Other state taxes               1,306
                                                       ---------
                                                          22,163

                  Equity distributions to Partners       (40,000)
                                                       ---------


PARTNERS' EQUITY,
         BALANCE AT DECEMBER 31, 1996                    198,371

                  Net Income 1997                         34,086

                  Taxes payable by Partners:
                           Federal income taxes           18,802
                           State income taxes              2,309
                           Other state taxes               1,297
                                                       ---------
                                                          22,408

                  Equity distributions to Partners       (55,000)
                                                       ---------


PARTNERS' EQUITY,
         BALANCE AT DECEMBER 31, 1997                  $ 199,865
                                                       =========



The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF PARTNERSHIP:

Iroquois Gas Transmission System, L.P., ("Iroquois" or "Company") is a Delaware limited partnership formed for the purpose of constructing, owning and operating a natural gas transmission pipeline from the Canada-United States border near Waddington, N.Y., to South Commack, Long Island, N.Y. In accordance with the limited partnership agreement, the Partnership shall continue in existence until October 31, 2089, and from year to year thereafter, until the Partners elect to dissolve the Partnership and terminate the limited partnership agreement.

     The Partners consist of TransCanada Iroquois Ltd. (29.0%), North East Transmission Co. (19.4%), CNG Iroquois, Inc. (16.0%), ANR Iroquois, Inc. (9.4%), ANR New England Pipeline Co. (6.6%), ALENCO Iroquois Pipelines, Inc. (6.0%), JMC-Iroquois, Inc. (4.93%), TEN Transmission Company (4.87%), NJNR Pipeline Company (2.8%), and LILCO Energy Systems, Inc. (1.0%). In April 1996, Housatonic Corporation and the New York Power Authority sold their partnership interest to North East Transmission Co., TEN Transmission Company and JMC-Iroquois, Inc., whose interests were increased by 8%, 2.47% and 2.13%, respectively. In July 1996, ANR Iroquois, Inc. acquired all of the capital stock of Tennessee/New England Pipeline Company and changed the acquired company's name to ANR New England Pipeline Company. CNG Iroquois, Inc. purchased 50% of the partnership interest held by ANR New England Pipeline Company, thereby increasing its partnership share by 6.6% to 16%. In total, ANR's partnership share has also increased to 16%. The Iroquois Pipeline Operating Company, a wholly-owned subsidiary, is the administrative operator of the pipeline.

     Income and expenses are allocated to the Partners and credited to their respective equity accounts in accordance with the partnership agreements and their respective percentage interests.

     Distributions to Partners are made concurrently to all Partners in proportion to their respective partnership interests. Total cash distributions of $55.0 million and $40.0 million were made during 1997 and 1996, respectively.


2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The financial statements of the Company are prepared in accordance with generally accepted accounting principles and with accounting for regulated public utilities prescribed by the Federal Energy Regulatory Commission ("FERC"). Generally accepted accounting principles for regulated entities allow the Company to give accounting recognition to the actions of regulatory authorities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." In accordance with SFAS No. 71, the Company has deferred recognition of costs (a regulatory asset) or has recognized obligations (a regulatory liability) if it is probable that such costs will be recovered or obligation relieved in the future through the rate-making process.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and Iroquois Pipeline Operating Company, a wholly-owned subsidiary. Intercompany transactions have been eliminated in consolidation.

CASH AND TEMPORARY CASH INVESTMENTS

Iroquois considers all highly liquid temporary cash investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and temporary cash investments of $26.4 million, consisting primarily of low risk mutual funds, are carried at cost, which approximates market. At December 31, 1997 and 1996, $10.6 million and $11.0 million, respectively, of cash and temporary cash investments were held to satisfy the terms of the Loan Agreement (refer to Note 3).

NATURAL GAS PLANT IN SERVICE

Natural gas plant in service is carried at original cost. The majority of the natural gas plant in service is categorized as natural gas transmission plant which was depreciated over 20 years on a straight line basis from the in-service date through January 31, 1995. Commencing February 1, 1995, transmission plant is depreciated over 25 years on a straight-line basis as a result of the rate case settlement. The general plant is depreciated on a straight-line basis over various useful lives averaging five years.

CONSTRUCTION WORK IN PROGRESS

At December 31, 1997, construction work in progress included preliminary construction costs relating to the proposed Athens compressor station and on-going minor capital projects.

ALLOWANCE FOR FUNDS
USED DURING CONSTRUCTION

The allowance for funds used during construction ("AFUDC") represents the cost of funds used to finance natural gas transmission plant under construction. The AFUDC rate includes a component for borrowed funds as well as equity. The AFUDC is capitalized as an element of natural gas plant in service.

PROVISION FOR TAXES

The payment of income taxes is the responsibility of the Partners and such taxes are not normally reflected in the financial statements of partnerships. Iroquois' approved rates, however, include an allowance for taxes (calculated as if it were a corporation) and the FERC requires Iroquois to record such taxes in the Partnership records to reflect the taxes payable by the Partners as a result of Iroquois' operations. These taxes are recorded without regard as to whether each Partner can utilize its share of the Iroquois tax deductions. Iroquois' rate base, for rate-making purposes, is reduced by the amount equivalent to accumulated deferred income taxes in calculating the required return.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred taxes are provided based upon, among other factors, enacted tax rates which would apply in the period that the taxes become payable, and by adjusting deferred tax assets or liabilities for known changes in future tax rates. SFAS No. 109 requires recognition of a deferred income tax liability for the equity component of AFUDC.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with current year classifications.

3. FINANCING:

On June 11, 1991, Iroquois entered into a loan agreement which provided a loan facility totaling $522.6 million to be amortized over a 14-year period commencing November 1, 1992.

     On August 30, 1992, the total amount of the loan became non-recourse to the Partners. However, the Partners' equity interest remained pledged until December 7, 1993, at which time the required conditions were met and the liens were extinguished.

     During 1993, Iroquois entered into Expansion Loan Agreement No. 1 in the amount of $17.6 million to construct the Wright Compressor Station. The expansion loan conditions are substantially the same as those of the base loan and are non-recourse with respect to the Partners. The loan will mature in November 2007.

     During 1995, Iroquois entered into Expansion Loan Agreement No. 2 in the amount of $13.4 million to finance the Croghan Compressor Station. This loan is subject to similar provisions as the above noted loans. The loan will mature in November 2008.

     As of December 31, 1997, Iroquois was party to interest rate swap transactions for aggregate notional principal amounts of $550.7 million. The interest rate swaps relating to the original loan and Expansion Loan No. 1 are $537.6 million which are being amortized over 14 years in accordance with the principal repayment schedule provided in the Loan Agreement. The interest rate and margin over the term of the swaps average 7.615% and 1.159%, respectively. The interest rate swap relating to Expansion Loan No. 2 is $13.2 million with an average interest rate and margin of 6.0% and 1.066%, respectively. The interest rate swap for Expansion Loan No. 2 expires November 2, 1998 at which time the interest rate, unless a new interest rate swap is undertaken, will be based upon daily LIBOR plus an average margin of 1.153% over the term of the loan. The Original Loan Agreement requires that at least 50% of the original debt is hedged by interest rate swaps. The fair value of interest rate swaps is the estimated amount that Iroquois would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and current credit worthiness of the swap counterparties. The fair value of the interest rate swaps were ($29.1) million and ($23.1) million at December 31, 1997 and 1996, respectively.

     Iroquois is subject to risk from non-performance of the counterparties of the swap agreements. In the event of non-performance, the Company would be required to pay interest subject to the original terms of the loan agreement. This risk is substantially mitigated by the fact that the counterparties are large, highly-rated financial institutions. At December 31, 1997 the largest single swap agreement subject to exposure was $10.7 million.

     At December 31, 1997, the outstanding principal was $367.9 million on the base loan, $13.9 million on Expansion Loan Agreement No. 1 and $12.3 million on Expansion Loan No. 2 for total long-term debt of $394.1 million. The combined schedule of repayments is as follows (in millions):

         Year             Scheduled Repayment
         ----             -------------------
         1998                   $ 28.7
         1999                   $ 28.7
         2000                   $ 28.8
         2001                   $ 26.7
         2002                   $ 26.7
         Thereafter             $254.4


The loan agreements are collateralized by all the assets of the Partnership and subject Iroquois to certain restrictions and covenants related to, among other things, indebtedness, investments, certain expenditures, financial ratios, and limitations on distributions to Partners. At December 31, 1997, the Company had an outstanding letter of credit in the amount of $31.3 million, which is guaranteed by the Partners.

     The Company has an unsecured line of credit which permits borrowings up to a maximum of $10 million at a rate equal to the lower of the lenders' alternate base rate or one, two or three month LIBOR plus 3/8% per annum. This facility is reviewed on an annual basis with the current agreement expiring in May 1998. The line of credit contains a subjective acceleration clause as its most restrictive covenant.

4. CONCENTRATIONS OF CREDIT RISK:

Iroquois' cash and temporary cash investments and trade accounts receivable represent concentrations of credit risk. Management believes that the credit risk associated with cash and temporary cash investments is mitigated by its practice of limiting its investments to low risk mutual funds, rated Aaa by Moody's Investor Services and AAA by Standard and Poor's, and its cash deposits to large, highly-rated financial institutions. Management also believes that the credit risk associated with trade accounts receivable is mitigated by the restrictive terms of the FERC gas tariff which requires customers to pay for service within 20 days after the end of the month of service delivery.

5. GAS TRANSPORTATION CONTRACTS:

As of December 31, 1997, Iroquois was providing multi-year firm reserved transportation service to 32 shippers of 876.8 MMcf/d of natural gas which breaks down as follows:

 Remaining Term in Years           Quantity in MMcf/d
 -----------------------           ------------------
          3-10                             85.0
         11-15                            489.6
         16-20                            302.2
                                          -----
         Total                            876.8
                                          =====


The long-term firm service gas transportation contracts expire between November 1, 2011 and October 1, 2014.

6. COMMITMENTS AND CONTINGENCIES:

REGULATORY PROCEEDINGS

On November 29, 1996, Iroquois submitted a general rate change application to the Federal Energy Regulatory Commission ("FERC" or "Commission") in Docket No. RP97-126-000. That rate change application represented a reduction in Iroquois' test-period revenues of approximately $4.6 million compared to Iroquois' then-effective rates. In an order issued on December 31, 1996 ("Suspension Order"), the Commission accepted and suspended the rates, permitted them to become effective (with one exception noted below) on January 1, 1997, and established a hearing. The order also required the Presiding Administrative Law Judge to issue a decision in this proceeding by December 31, 1997. Pursuant to that Suspension Order, the Presiding Administrative Law Judge conducted a hearing on all issues raised by Iroquois' filing, which was concluded on August 28, 1997.

     Following the submission of initial, reply and supplemental briefs, the Presiding Administrative Law Judge issued his Initial Decision on December 31, 1997. While the Presiding Administrative Law Judge ruled in Iroquois' favor on certain issues, on others (such as reducing the depreciation rate from 4% to 2.77%; reducing Iroquois' equity ratio from 35% to

27%; and reducing the authorized rate of return from the currently effective 15% to 10.97%) he ruled against Iroquois. That Initial Decision, if adopted by the Commission without changes, would result in an additional significant reduction in Iroquois' revenues on a prospective basis. Iroquois filed a brief on exceptions vigorously opposing certain aspects of the Administrative Law Judge's findings on January 30, 1998; briefs opposing exceptions were submitted to the Commission on February 27, 1998. The Commission's order establishing Iroquois' future rates is not expected to be issued until mid-to-late 1998. Iroquois' existing rates will continue to apply until such time.

     The Suspension Order granted summary disposition on one issue: as a result of the Commission's December 20 Opinion in Docket No. RP94-72 (discussed below), Iroquois was ordered to remove approximately $11.7 million in plant and associated costs from its proposed rate base. This results in an additional reduction in Iroquois' test-period revenues of approximately $2.0 million from those set forth in the filing. On January 15, 1997, Iroquois submitted its filing in compliance with the Suspension Order. This compliance filing was accepted by the Commission on February 12, 1997. Iroquois also sought rehearing (on January 30, 1997) of the Suspension Order; this was denied by the Commission by an order issued August 5, 1997. On September 3, 1997, Iroquois filed a Petition for Review of the Commission's Suspension and August 5 Orders in the United States Court of Appeals for the District of Columbia Circuit, docketed as D.C. Cir. No. 97-1533, which was consolidated with D.C. Cir. No. 97-1276 (discussed below).

     The Commission, on June 19, 1995, approved a Stipulation and Consent Agreement in Iroquois' prior rate proceeding in Docket No. RP94-72, which resolved all issues except for the accounting and recovery of legal defense costs incurred in connection with certain criminal and civil investigations into the initial construction of the Iroquois facility. A hearing was held on this reserved issue on April 5, 1995. On July 19, 1995, the Presiding Administrative Law Judge issued an Initial Decision which would have permitted Iroquois to capitalize those legal defense costs and recover $4.1 million (the dollar amount of such costs which Iroquois filed to recover in Docket No. RP94-72) from its customers. Various participants, including the Commission Staff, filed exceptions to the Initial Decision with the Commission (which were opposed by Iroquois on September 7, 1995). On December 20, 1996, the Commission issued an order reversing the Initial Decision and disallowing recovery of the legal defense costs at issue. Iroquois filed a request for rehearing of the Commission's December 20 Order on January 21, 1997. By Order issued March 3, 1997, the Commission denied rehearing. Iroquois filed a petition for review of the December 20 and March 3 Orders in the United States Court of Appeals for the District of Columbia Circuit on April 18, 1997 in D.C. Cir. No. 97-1276. Iroquois submitted its initial brief in that case (and the consolidated D.C. Cir. No. 97-1533) on January 7, 1998; briefs of the Commission and intervenors supporting the Commission were filed in February 1998, and Iroquois' reply brief was filed on March 9, 1998. Oral argument will be held on May 14, 1998, with the court's decision being issued sometime thereafter.

LEGAL PROCEEDINGS-OTHER

Iroquois is party to various other legal actions incident to its business; however, management believes that no material losses will result from such proceedings.

LEASES

Iroquois leases its office space under operating lease arrangements. The leases expire at various dates through 2003 and are renewable at Iroquois' option. Iroquois also leases a right-of-way easement on Long Island, New York, from the Long Island Lighting Company ("LILCO"), a general partner, which requires annual payments escalating 5% a year over the 39-year term of the lease. In addition, Iroquois leases various equipment under non-cancelable operating leases. During the years ended December 31, 1997, and 1996, Iroquois made payments of $1.0 million and $0.9 million respectively, under operating leases which were recorded as rental expense. Future minimum rental payments under operating lease arrangements are as follows (millions of dollars):

         Year                 Amount
         ----                 ------
         1998                 $ 0.8
         1999                 $ 0.7
         2000                 $ 0.7
         2001                 $ 0.7
         2002                 $ 0.7
      Thereafter              $ 6.0


7. INCOME TAXES:

Deferred income taxes which are the result of operations will become the obligation of the Partners when the temporary differences related to those items reverse. The Company recognizes a decrease in the Amounts Equivalent to Deferred Income Taxes account for these amounts and records a corresponding increase to Partners' equity. Deferred income taxes with respect to the equity component of AFUDC remain on the accounts of the Partnership until the related deferred regulatory asset is recognized.

     Total income tax expense includes the following components (thousands of dollars):


                         U.S.                      STATE-
                       FEDERAL        STATE         OTHER         TOTAL
--------------------------------------------------------------------------
1997:
Current                $ 9,812       $ 1,872       $ 1,297       $12,981
Deferred                 8,990           437            --         9,427
                       -------       -------       -------       -------
Total                  $18,802       $ 2,309       $ 1,297       $22,408
                       =======       =======       =======       =======


                         U.S.                      STATE-
                       FEDERAL        STATE         OTHER         TOTAL
--------------------------------------------------------------------------
1996:
Current                $ 9,451       $1,643        $1,306         $12,400
Deferred                 9,147          616            --           9,763
                       -------       ------        ------         -------
Total                  $18,598       $2,259        $1,306         $22,163
                       =======       ======        ======         =======


For the years ended December 31, 1997 and 1996, the effective tax rate differs from the Federal statutory rate due principally to the impact of state taxes, and the prior year non-deductible portion of the provision for the Federal investigations.

     Deferred income taxes included in the income statement relate to the following (thousands of dollars):

                                     1997             1996
------------------------------------------------------------
Depreciation                       $ 4,882          $ 7,236
Deferred regulatory asset              (71)             (72)
Property taxes                          21              (19)
Legal costs                            (43)             570
Accrued expenses                       613             (142)
Alternative minimum tax credit       3,872            2,078
Other                                  153              112
                                   -------          -------
Total deferred taxes               $ 9,427          $ 9,763
                                   =======          =======

The components of the net deferred tax liability are as follows (thousands of dollars):

AT DECEMBER 31                                      1997                  1996
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Alternative minimum tax credit                   $  5,894              $  9,766
Accrued expenses                                    5,386                 5,999
                                                 --------              --------
Total deferred tax assets                        $ 11,280              $ 15,765
                                                 --------              --------
DEFERRED TAX LIABILITIES:
Depreciation & related items                     $(44,647)             $(39,800)
Deferred regulatory asset                          (1,024)               (1,095)
Property taxes                                       (829)                 (808)
Legal costs                                        (4,573)               (4,616)
Other                                                (523)                 (370)
                                                 --------              --------
Total deferred tax liabilities                   $(51,596)             $(46,689)
                                                 --------              --------
Net deferred tax liabilities                     $(40,316)             $(30,924)
Less deferral of tax rate change                      743                   778
                                                 --------              --------
Deferred taxes-operations                         (39,573)              (30,146)
                                                 --------              --------
Deferred tax related
    to Equity AFUDC                               (13,643)              (14,272)
Deferred tax related
    to change in tax rate                            (743)                 (778)
                                                 --------              --------
Total deferred taxes                             $(53,959)             $(45,196)
                                                 ========              ========

8. RELATED PARTY TRANSACTIONS:

Operating revenues and amounts due from related parties were primarily for gas transportation services.

     The following table summarizes Iroquois' related party transactions (millions of dollars):

                                        PAYMENTS TO         DUE FROM (TO)       REVENUE FROM
                                          RELATED              RELATED             RELATED
1997                                      PARTIES              PARTIES             PARTIES
---------------------------------------------------------------------------------------------
TransCanada Iroquois Ltd.                  $0.6                 $(0.2)             $ 1.8
Tennessee Gas Pipeline                       --                    --                 --
North East Transmission Co.                  --                   1.4               16.6
Housatonic Corp.                             --                    --                 --
ANR Iroquois                                 --                   0.3                0.7
CNG Iroquois                                 --                   0.9                6.2
JMC Iroquois                                 --                    --                 --
NJNR Pipeline Company                        --                   0.8                9.5
TEN Transmission Company                     --                   0.5                5.9
LILCO Energy Systems                        0.1                   1.3               15.4
                                           ----                  ----              -----
Totals                                     $0.7                  $5.0              $56.1
                                           ====                  ====              =====






                                        PAYMENTS TO           DUE FROM          REVENUE FROM
                                          RELATED              RELATED             RELATED
1996                                      PARTIES              PARTIES             PARTIES
--------------------------------------------------------------------------------------------
TransCanada Iroquois Ltd.                   $2.3                 $0.4               $1.6
Tennessee Gas Pipeline                       3.3                   --                 --
North East Transmission Co.                   --                  1.5               17.9
Housatonic Corp.                              --                   --                4.7
ANR Iroquois                                  --                  0.2                2.5
CNG Iroquois                                  --                  0.9                4.7
JMC Iroquois                                  --                   --                 --
NJNR Pipeline Company                         --                  0.9               10.2
TEN Transmission Company                      --                  0.5                6.4
LILCO Energy Systems                         0.1                  1.4               16.4
                                            ----                 ----              -----
Totals                                      $5.7                 $5.8              $64.4
                                            ====                 ====              =====


9. RETIREMENT BENEFIT PLANS:

During 1997, the Company established a non-contributory retirement plan ("Plan") covering substantially all employees. Pension benefits are based on years of credited service and employees' career earnings, as defined in the Plan. The Company's funding policy is to contribute, annually, an amount at least equal to that which will satisfy the minimum funding requirements of the Employee Retirement Income Security Act plus such additional amounts, if any, as the Company may determine to be appropriate from time to time.

     During 1997, the Company also adopted an excess benefit plan (EBP) that provides retirement benefits to executive officers and other key management staff. The EBP recognizes total compensation and service that would otherwise be disregarded due to Internal Revenue Code limitations on compensation in determining benefits under the regular retirement plan. The EBP is not funded and benefits are paid when due from general corporate assets.

     The following table represents the two plans' combined funded status and amounts included in the balance sheet at December 31, 1997 (thousands of dollars):

                                           PLAN/EBP
                                           COMBINED
                                         FUNDED STATUS
-------------------------------------------------------
Accumulated benefit obligation,
    including $(220) of vested benefits     $(323)
                                            -----
Projected benefit obligation                $(323)
Less: Market value of assets                   --
                                            -----
Funded Status                               $(323)
Unrecognized (gain)/loss                       --
Unrecognized transition amount                 --
Unrecognized prior service cost                --
                                            -----
Accrued pension liability                   $(323)
                                            =====
-------------------------------------------------------

Net Pension costs for the two plans included in the statement of income for the year ending December 31, 1997, include the following components (thousands of dollars):

Service cost                                $(323)
Interest cost                                  --
Actual return on assets                        --
Net amortization and deferral                  --
                                            -----
Net pension cost                            $(323)
                                            =====
-------------------------------------------------------

The assumptions used in determining the pension obligation were:

Discount rate                                7.00%
Compensation progression rate                5.00%
Expected long-term rate of return             N/A

The Company offers a defined contribution retirement plan with a 401(k) provision to its full-time salaried employees with over one year of service. The employees' contributions are matched dollar for dollar by Iroquois up to 5% of base pay. These costs are recognized on a monthly basis and funding is made on a pay-as-you-go basis. The Company's matching contributions to the 401(k) plan during 1997 and 1996 were $191.1 thousand and $359.4 thousand, respectively. Iroquois does not provide post-retirement health or life insurance benefits.